Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 903
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

December 17, 2007

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134

Dear Mr. Reynolds:

     In response to your letter of comments dated February 13 , 2006, please be advised as follows:

General

     1. Blank Check

     It is our belief that the original response was correct and that your position is erroneous. Therefore, we maintain that International Gold Corp. is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”

      International Gold has a specific plan and purpose. Its business purpose is to engage in mining. Its specific plan is to explore for gold. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.” If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies. Upon completion of its public offering, International Gold can immediately begin its exploration program as set forth in the registration statement.

Securities and Exchange Commission
RE:  International Gold Corp.
       Form SB-2 Registration Statement
       File No. 333-123134
December 17, 2007

     2. Mining Claim

     The holdings of Woodburn Holdings Ltd. are described in the SB-2 registration statement in the “History of our Mineral Claim” subsection of the Business section. Woodburn Holdings Ltd. currently holds two mining claims. Date of acquisition, amount paid, location, and description of exploration, if any, are disclosed as well.

     The K-9 mining claim is physically close to the other claims you refer to and the access is the same. However, the K-9 claim is in a different location from these other claims. In January of 2005, British Columbia moved to an online system of mineral claim management and staking. As of that time, the province was divided into grids using the Universal Transverse Mercator (UTM) system. Claim owners were then given the opportunity to convert their old claims into the new system which in some cases, such as K9 and its adjoining claims, was beneficial in that it allowed the maximization and expansion of ground holdings. The original K9 claim was converted, along with K10, K17 and K18 into tenure number 516362 on July 8, 2005 – tenure 516362 includes these previously named “K” claims.

     Under the old claim system, claims were staked on the ground with posts and tags. The location description for Sterling Gold Corp. and Woodburn Holdings Ltd. is similar because the areas are next to each other.

     In researching the old K9 claim, the staking information would be the first thing to appear, which is the initial staking registration by Lloyd Tattersall on Oct 30, 2003. Mr. Tattersal is an employee of Glengarry Developments Inc. This claim was then owned by Glengarry Developments Inc. The converted claim, 516362, was subsequently transferred from Glengarry Developments Inc.’s ownership to Woodburn on February 27, 2006.

     To avoid confusion, in the amended registration statement, the current tenure numbers are used exclusively.

      3. Claim recorded in the name of Woodburn Holdings Ltd.

     In October, 2003, Lloyd Tattersal, agent for Glengarry Developments Inc., originally staked and recorded the claim in the name of Glengarry Developments Inc. Glengarry issued a bill of sale for the claim to Woodburn Holdings Ltd. in December 2004. However the claim was not recorded in Woodburn’s name until February 2006. This is disclosed in the History of our Mineral Claim subsection of the Business section. A recent record claim reflecting Woodburn Holdings Ltd. as holding the mineral claims will be filed as Exhibit 10.3.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134
December 17, 2007

     4. Conflict of Interest

     The sole officer and director of International Gold Corp., Mr. Robert Baker, owns and controls Woodburn Holdings Ltd. Woodburn Holdings is the record owner of the mineral claim. Because Mr. Baker is a majority shareholder as well as sole officer and director of International Gold Corporation, his interest in Woodburn Holdings is aligned with his interest in International Gold Corporation, and consequently there is no conflict of interest.

     5. Fiduciary Duty and Legal Rights

     The registration statement has been revised to clarify that International Gold Corp. has no ownership rights to the mineral claim. The fiduciary duty of Mr. Baker to International Gold and the legal rights of International Gold to the mineral claim have been discussed in risk factor 12, and in the History of our Mineral Claim subsection of the Business section.

     6. Separate Account

     The proceeds of the offering will be placed in a separate account at Canadian Western Bank and held in the name International Gold Corp. The funds will not be commingled with funds from any other offerings or companies.

     Because the account is in International Gold Corporation’s name and because the funds will not be commingled with funds from other sources, a detailed legal discussion in the registration statement is not necessary.

     7. Property is the Mineral Claim

     The property consists of a mineral claim, title to which is held by Woodburn Holdings Ltd. This has been clarified throughout the registration statement.

Risk Factors, page 10

     8. Risk Factors 6 and 13

     Kathrine MacDonald has resigned as an officer and director of International Gold Corp. The registration statement has been revised throughout.

Securities and Exchange Commission
RE: International Gold Corp.
Form SB-2 Registration Statement
File No. 333-123134
December 17, 2007

     9. Account

     Risk Factor 16 has not been revised to reflect additional risk due to the control of the account which the funds from the offering will be held because the funds will be held in our name and will not be commingled with funds from any other source.

Use of Proceeds, page 11

     10. Last paragraph of Use of Proceeds section and footnote to table

     A footnote to the table has been added in the Use of Proceeds section.

Market for Common Equity, page 17

     11. Common stock that could be sold

     The amount of common stock that could be sold pursuant to Rule 144 has been addressed in the Market for Common Equity section.

Business, page 18

     12. Basis to statement regarding bill of sale

     The basis of the statement that “Woodburn Holdings Ltd. will issue a bill of sale to a subsidiary corporation to be formed by us should mineralized material be discovered on the property” is Mr. Baker’s word that he will issue a bill of sale to us if we find mineralized material and choose to form a subsidiary corporation to hold title to the claim. This is disclosed in the subsection under the Business section entitled “Title to Mineral Claim and Forming a Subsidiary.”

Claims, page 20

     13. Nearby Property

     Discussion regarding Mr. Tattersall’s advisement that gold had been found on other property in the vicinity of the claim has been deleted from this registration statement. This language was removed from the “Claim” and the “Property Geology” subsections of the business section.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134
December 17, 2007

Our Proposed Exploration Program, page 23

     14. No Assurance that Gold is Present

     Language suggesting that gold retrieval will occur after gold is found has been revised to fully and clearly state that there is no assurance that gold is present on the property.

     15. Expiration of Claim

     It is explained in the “Claim” and the “Our Proposed Exploration Program” subsections of the Business section that a claim may be allowed to expire by not paying the annual fee or by not performing work on the property. In case of International Gold Corp., Woodburn Holdings Ltd. will allow the claim to expire by not renewing it if no reserves are found on the property.

Management’s Discussion and Analysis, page 27

     16. Reporting Obligations

     Mr. Baker, the president of International Gold Corp., has experience with filing reports required by federal securities law. Mr. Baker will advance funds to pay the costs of filing reports with the SEC in the event the Company does not have the funds to do so.

     17. Funding for Twelve Months

     It has been clarified in the Management’s Discussion and Analysis section that we believe that the minimum amount of funds to be raised in this offering will last 12 months.

Background of Officers and Directors, page 30

     18. High Grade Mining Corp.

     The section entitled “Background of Our Sole Officer and Director” has been updated and revised to include the change in business of High Grade Mining Corporation (now Global Green Solutions Inc.) and relevant transactions.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134
December 17, 2007

Certain Transactions, page 36

     19. Promoters

     The only promoter of the company is Mr. Baker. This is disclosed under the sections of Principal Stockholders and Certain Transactions.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak